Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase, dated May 10, 2005, and the related letter of transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

MeadWestvaco Corporation

of

Up to 16,000,000 shares of its Common Stock

(Including the Associated Preferred Stock Purchase Rights)

At a Purchase Price Not Greater Than $32.50

Nor Less Than $28.25 Per Share

MeadWestvaco Corporation, a Delaware corporation (“MeadWestvaco”), is offering to purchase for cash up to 16,000,000 shares of its common stock, par value $0.01 per share (including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of January 29, 2002, between MeadWestvaco and The Bank of New York, as Rights Agent, the “shares”), upon the terms and subject to the conditions set forth in the offer to purchase, dated May 10, 2005, and in the related letter of transmittal, which together, as they may be amended and supplemented from time to time, constitute the tender offer. MeadWestvaco is inviting its stockholders to tender their shares at prices specified by the tendering stockholder that are not greater than $32.50 nor less than $28.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions set forth in the offer to purchase and the related letter of transmittal.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JUNE 8, 2005, UNLESS MEADWESTVACO EXTENDS THE TENDER OFFER.

The Board of Directors of MeadWestvaco has approved the tender offer. However, neither MeadWestvaco nor its Board of Directors nor the dealer manager for the tender offer is making any recommendation to its stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they should tender their shares. In so doing, you should read carefully the information in the offer to purchase and in the related letter of transmittal, including our reasons for making the tender offer, and you should consult your own investment and tax advisors. MeadWestvaco’s directors and executive officers have advised MeadWestvaco that they do not intend to tender any shares in the tender offer.

MeadWestvaco will, upon the terms and subject to the conditions of the tender offer, determine the single per share price, not greater than $32.50 nor less than $28.25 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. MeadWestvaco will select the lowest purchase price (the “Purchase Price”) that will allow MeadWestvaco to purchase 16,000,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn. MeadWestvaco reserves the right, in its sole discretion, to purchase more than 16,000,000 shares under the tender offer, subject to applicable law. MeadWestvaco will purchase at the Purchase Price all shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the “expiration date” (as defined below), upon the terms and subject to the conditions of the tender offer, including the “odd lot,” proration and conditional tender provisions. Under no circumstances will MeadWestvaco pay interest on the Purchase Price for the shares, regardless of any delay in making payment. MeadWestvaco will acquire all shares acquired in the tender offer at the Purchase Price regardless of whether the stockholder selected a lower price.

The term “expiration date” means 5:00 p.m., New York City time, on Wednesday, June 8, 2005, unless MeadWestvaco, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by MeadWestvaco, shall expire. Participants in the Savings Plans (as defined in the offer to purchase) should carefully read the materials provided to them with respect to different deadlines applicable to them.

For purposes of the tender offer, MeadWestvaco will be deemed to have accepted for payment, and therefore purchased, shares properly tendered and not properly withdrawn at or below the Purchase Price, subject to the odd lot, proration and conditional tender provisions of the tender offer, only when, as and if MeadWestvaco gives oral or written notice to The Bank of New York, the depositary for the tender offer, of its acceptance for payment of shares under the tender offer. MeadWestvaco will make payment for shares tendered and accepted for payment under the tender offer only after timely receipt by the depositary of certificates for such shares or of timely confirmation of the book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility (as defined in the offer to purchase), a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the offer to purchase), and any other documents required by the letter of transmittal.

Upon the terms and subject to the conditions of the tender offer, if more than 16,000,000 shares (or such greater number of shares as MeadWestvaco may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the expiration date at prices at or below the Purchase Price, MeadWestvaco will purchase properly tendered shares on the following basis:

•	first, from all stockholders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the Purchase Price and do not properly withdraw them before the expiration date (partial tenders will not qualify for this preference);

•	second, on a pro rata basis from all other stockholders who properly tender their shares at or below the Purchase Price and do not properly withdraw them before the expiration date, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit MeadWestvaco to purchase 16,000,000 shares (or such greater number of shares as MeadWestvaco may elect to purchase, subject to applicable law) from stockholders who have tendered shares at or below the Purchase Price subject to the condition that MeadWestvaco purchase a specified minimum number of the stockholders’ shares if MeadWestvaco purchases any of the stockholders’ shares in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders that conditionally tender their shares must have tendered all of their shares.

MeadWestvaco will not purchase shares tendered at prices greater than the Purchase Price or shares that MeadWestvaco does not accept for purchase because of proration provisions or conditional tenders. MeadWestvaco will return all tendered shares not purchased in the tender offer to the tendering stockholders at MeadWestvaco’s expense promptly after the expiration date.

MeadWestvaco expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

MeadWestvaco believes that the tender offer is a prudent use of its financial resources given its business profile, assets and the current market price of its common stock, and that investing in its own shares is an attractive use of capital and an efficient means to provide value to its stockholders. The tender offer represents an opportunity for MeadWestvaco to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in MeadWestvaco.

Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from MeadWestvaco in exchange for the shares that the stockholder tenders. Stockholders are strongly encouraged to read the offer to purchase for additional information regarding the United States federal income tax consequences of participating in the tender offer and to consult their tax advisors.

Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by MeadWestvaco under the tender offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on Wednesday, July 6, 2005. For such withdrawal to be effective, the depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the offer to purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

MeadWestvaco will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of MeadWestvaco, The Bank of New York, as the depositary, Georgeson Shareholder Communications Inc., as the information agent, Goldman, Sachs & Co., as the dealer manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.

The offer to purchase and the related letter of transmittal contain important information that you should read carefully before you make any decision with respect to the tender offer. We are mailing promptly the offer to purchase and the related letter of transmittal to record holders of shares whose names appear on MeadWestvaco’s stockholder list and will furnish the offer to purchase and the related letter of transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Please direct any questions or requests for assistance to the information agent or the dealer manager at their respective addresses and telephone numbers set forth below. Please direct requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent at the address and telephone number set forth below. The information agent will promptly furnish to stockholders additional copies of these materials at MeadWestvaco’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the depositary.

The Information Agent for the Tender Offer is:

17 State Street, 10th Floor

New York, New York 10004

(800) 280-0857 (Call Toll Free)

Participants in the Savings Plans please call: (800) 279-9314 (Toll Free)

Banks and Brokerage Firms please call: (212) 440-9800

The Dealer Manager for the Tender Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

Attn: Equity Capital Markets

Call Collect: (212) 902-1000

Call Toll Free: (800) 323-5678

May 10, 2005